Exhibit (e)(1)
Excerpts from Inco’s Proxy Circular and Statement, dated February 17, 2006, relating to the 2006
Annual Meeting of Shareholders
PART IV — DIRECTOR AND EXECUTIVE COMPENSATION
DIRECTOR COMPENSATION
Directors’ Compensation in 2005
      In 2005, the Company paid an annual retainer to each of its non-employee Directors for service on the Board, plus additional annual retainers or meeting fees to those non-employee Directors who served (1) on more than two Committees (other than the Capital Projects Committee), (2) as Chair of a Board Committee, (3) on the Audit Committee or the Capital Projects Committee, and/or (4) as Lead Director. The Company also made an annual award of Deferred Share Units to the non-employee Directors, in lieu of the annual stock option grant that would have otherwise been granted to them, given the decision of the Board in 2004 to suspend future annual grants of share options under the Company’s 2002 Non-Employee Director Share Option Plan (the “Directors’ Option Plan”). The Company does not provide any additional compensation to Directors who are also employees of the Company.
      The following table sets forth the amount of each of the retainers, awards and meeting fees paid to the Company’s non-employee Directors in 2005:

Retainer, Fee or Option Grant	Amount

Annual Director Retainer	• $45,000 in cash* and 1,100 Common Shares or Deferred Share Units
Annual Award of Deferred Share Units	• 1,500 Deferred Share Units
Extra Committee Retainer (for service on more than two Committees, excluding the Capital Projects Committee)	• 200 Common Shares or Deferred Share Units
Committee Chair Retainer (other than Audit Committee)	• $2,000 in cash* and 200 Common Shares or Deferred Share Units
Audit Committee Chair Retainer	• $2,000 in cash* and 500 Common Shares or Deferred Share Units
Audit Committee Member Retainer	• 200 Common Shares or Deferred Share Units
Capital Project Committee Meeting Fees	• $3,000 in cash* per meeting
Lead Director Retainer	• $30,000 in Common Shares or Deferred Share Units

*	Non-employee Directors may elect to receive all or part of their nominal cash compensation in the form of Common Shares or Deferred Share Units, as described above.
     Annual Awards of Common Shares or Deferred Share Units. Some or all of the annual retainer for service (1) on the Board, (2) on more than two Board Committees (other than the Capital Project Committee), (3) as Chair of a Board Committee, (4) on the Audit Committee and (5) as Lead Director is payable in the form of awards of Common Shares or, at the Director’s election, Deferred Share Units, pursuant to the Company’s Non-Employee Director Share Ownership Plan (the “Ownership Plan”). The Common Shares awarded under the Ownership Plan are purchased in the secondary market, thereby avoiding dilution. The Deferred Share Units awarded under the Ownership Plan are bookkeeping entries on the books of the Company that represent the value of a Common Share at the time of the entry or award. In conjunction with a Director’s retirement from the Board, the Deferred Share Units are cashed out by the Company based upon the fair market value of the Company’s Common Shares at such time.
      Additional Equity Compensation and Minimum Equity Ownership Requirements. The Ownership Plan also provides the Company’s non-employee Directors with the opportunity to elect to receive all or part of the portion of their compensation that would ordinarily be payable in cash in the form of Common Shares or Deferred Share Units. The Company has a share ownership requirement for non-employee Directors pursuant to which each non-

employee Director is required to hold, over time, the greater of (a) 7,500 Common Shares and/or Deferred Share Units, or (b) Common Shares and/or Deferred Share Units having a fair market value of at least $180,000. Each of the non-employee Directors currently meets such share ownership requirements, other than Janice K. Henry, Francis Mer and Richard E. Waugh, who are the Directors most recently elected or appointed to the Board. Under the Ownership Plan, a non-employee Director is required to take at least 25% of his or her cash compensation in the form of Common Shares or Deferred Share Units until such time as he or she has satisfied these minimum share ownership requirements.
      Annual Award of Deferred Share Units. As noted above, the Board decided in 2004 to suspend the operation of the Directors’ Option Plan and, in lieu of the annual grant of 5,000 options which would have been made thereunder, to initiate an annual award of 1,500 Deferred Share Units pursuant to the Ownership Plan. This latest annual award was made on April 21, 2005 (being the day after the Company’s last Annual Meeting of Shareholders) to each of the non-employee Directors who was serving on the Board at that time. Francis Mer and Richard E. Waugh received pro-rated awards when they joined the Board on July 18, 2005. The Board decided to suspend the operation of the Directors’ Option Plan because it concluded that a Deferred Share Units award would more closely align the Directors’ interests with the long-term interests of the Shareholders than share options. As in the case of share options granted under the Directors’ Option Plan, the Deferred Share Units granted pursuant to the annual award will vest at the end of one year, so long as the Director is still serving on the Board at the end of that period.
      Aggregate Value of Compensation Package. Assuming that a non-employee Director did not perform any additional functions (such as serving as Chair of a Board Committee or as Lead Director), the aggregate value of the compensation package for service as a Non-Employee Director in 2005 would have been $158,282, consisting of (1) $45,000 in nominal cash consideration; and (2) $113,282 in Common Shares or Deferred Share Units (consisting of 1,100 Common Shares or Deferred Share Units as part of the annual retainer and the 1,500 Deferred Share Unit award, as described above, in each case valued at the closing price of the Common Shares on the New York Stock Exchange on December 30, 2005, being $43.57).
Directors’ Compensation in 2006
      For 2006, the Corporate Governance and Nominating Committee recommended, and the Board of Directors approved, no changes to the Company’s compensation program for its non-employee Directors.

EXECUTIVE COMPENSATION
Compensation of Named Executive Officers
      The table below sets forth the compensation paid by the Company to the Company’s Chairman and Chief Executive Officer, and to each of the Company’s four next most highly compensated Executive Officers, for services rendered in all capacities to the Company in respect of the years 2005, 2004 and 2003.

SUMMARY COMPENSATION TABLE(1)

					LONG TERM
					COMPENSATION
					AWARDS

						Securities
	ANNUAL COMPENSATION				Restricted	Underlying	All Other
Name and					Share	Options/SARs	Compensation
Principal Position	Year	Salary($)	Bonus($)(2)	Other($)(3)	Awards($)(4)	Granted(#)(5)	($)(6)

Scott M. Hand	2005	1,024,240	1,994,790	65,180	2,011,310	54,000	68,355
Chairman and Chief Executive Officer	2004	962,133	1,558,000	59,056	1,316,920	57,000	62,297
	2003	772,086	537,000	62,592	726,024	72,000	52,057
Peter C. Jones	2005	722,750	935,032	41,948	726,880	37,000	39,466
President and Chief Operating Officer	2004	686,067	874,940	42,197	697,000	40,000	37,869
	2003	542,967	305,016	36,768	413,848	48,000	30,828
Peter J. Goudie	2005	500,418	578,200	34,692	505,512	26,000	28,082
Executive Vice-President, Marketing	2004	472,183	533,000	34,620	383,760	28,000	26,064
	2003	373,752	179,000	30,230	221,960	32,000	20,762
Stuart F. Feiner	2005	493,535	578,200	43,778	465,864	26,000	26,950
Executive Vice-President,	2004	476,967	482,160	44,633	359,980	28,000	26,328
General Counsel and Secretary	2003	401,556	179,000	38,972	221,960	32,000	21,505
Ronald C. Aelick(7)	2005	425,390	440,258	72,075	401,436	22,000	23,229
Executive Vice-President,	2004	405,217	369,000	76,827	287,000	28,000	22,177
Technical Services	2003	328,524	147,496	69,534	183,296	28,000	17,264

(1)	All salaries, bonuses and other compensation shown were paid in Canadian dollars. They have been converted into U.S. dollars at the average rate of exchange for the applicable year as follows: for 2005, Cdn.$1.00 = U.S.$0.826; for 2004, Cdn.$1.00 = U.S.$0.820; and for 2003, Cdn.$1.00 = U.S.$0.716. Accordingly, increases in the salaries, bonuses and other compensation shown above reflect both absolute increases in the amounts of such salaries, bonuses and other compensation paid in Canadian dollars and increases attributable to changes in the rate of exchange between Canadian dollars and U.S. dollars for the applicable periods. For example, between 2004 and 2005, the salaries of the named Executive Officers increased 2.7%-5.7% in Canadian dollar terms, or 3.5%-6.5% when converted into U.S. dollars for the purposes of this table.

(2)	The amounts shown represent cash bonus awards granted pursuant to the Company’s annual Management Incentive Plans (described below). Awards earned in a particular year are paid in February of the immediately succeeding year. For the purposes of this table, the Company reports these awards in the year in which they were earned, rather than in the year in which they were actually paid. See “Report on Executive Compensation”, beginning on page 34.

(3)	Consists of (a) an annual perquisite allowance of approximately $33,000; (b) for certain named Executives Officers, tax preparation services, financial planning services and/or an allocation for personal use of a Company car and driver, and (c) for Mr. Aelick, housing assistance of approximately $40,000 per annum.

(4)	The amounts shown represent awards of restricted Common Shares and cash in an amount generally sufficient to cover tax liabilities in respect of the award. These awards were made pursuant to the Company’s Mid-Term Incentive Plan (described below). Awards earned in a particular year are paid in February of the immediately succeeding year. The Company reports these awards in the year in which they were earned, rather than the year in which they were actually paid. The restricted Common Shares comprising part of such awards have been valued, for the purposes of the Summary Compensation Table, at the average of the high and low sales prices of the Common Shares on the Toronto Stock Exchange on the date of the award, which amount has been converted into U.S. dollars at the average rate of exchange for the year in which the awards were earned. The restricted Common Shares awarded in respect of 2005 may not be transferred, sold or encumbered for a three-year period ending in February 2008, unless the awardee retires during such period, and will generally be subject to forfeiture within that three-year period if such restrictions have been violated by the awardee or the awardee leaves employment voluntarily (other than by reason of retirement or death) or is terminated for cause. Such restricted Common Shares will be held by the Company for the three-year period, but the awardee will have all rights as a holder of such shares, including rights to dividends, if any. The aggregate number and value of restricted Common Shares held by the Executive Officers as at February 17, 2006, based on the closing price of the Common Shares on the New York Stock Exchange on December 30, 2005 (being $43.57), is set forth in the following table:

	Number of Restricted
Executive Officer	Common Shares Held	Value($)

Scott M. Hand	48,241	2,101,860
Peter C. Jones	22,450	978,147
Peter J. Goudie	13,399	583,794
Stuart F. Feiner	12,679	552,424
Ronald C. Aelick	10,520	458,356

The restricted Common Shares shown in the table above have been included in the number of Common Shares shown to be beneficially owned by such Executive Officers in the table included under the heading “Security Holdings of Directors and Officers”, beginning on page 39.

(5)	The amounts shown represent options and related share appreciation rights (“SARs”) granted under the Company’s 2001 Key Employees Incentive Plan (described below). Grants of options and related SARs are reported in the year in which they are made.

(6)	Consists of (a) annual contributions made by the Company under the Company’s contributory security reserve plans (see page 32), and (b) insurance premiums paid by the Company for the benefit of the named Executive Officer for group term life insurance (see page 33).

(7)	Mr. Aelick became Executive Vice President, Technical Services effective October 1, 2005. From November 7, 2001 to April 20, 2004, he served as President, Canada and U.K. Operations and from April 20, 2004 to October 1, 2005, he served as Executive Vice President and President, Canadian and U.K. Operations.
Incentive Compensation Plans
      The Company has the following incentive compensation plans for its Executive Officers: (1) an annual Management Incentive Plan (“MIP”), under which cash bonuses are paid, (2) a Mid-Term Incentive Plan (“MTIP”), under which awards may be made of restricted Common Shares and cash generally sufficient to cover tax liabilities in respect of such awards, and (3) share option plans, under which awards may be made of share options and/or related SARs. Each of these plans is described below. The factors determining the size of the payments and awards made to the Company’s Executive Officers in respect of 2005, or for the rolling three-year period ending as of December 31, 2005 in the case of the restricted Common Share and cash awards under the MTIP, are discussed in the Management Resources and Compensation Committee’s “Report on Executive Compensation”, beginning on page 34.
      The MIP is established by the Board on an annual basis. Under the MIP, Executive Officers and other key employees of the Company and its subsidiaries are eligible to receive cash bonus awards. The amount of such bonus awards, if any, is based on the achievement of key strategic objectives, the financial and operating performance of the Company and/or its applicable operating units, and such other targets and objectives as may be established and approved by the Management Resources and Compensation Committee in respect of the applicable year, as well as the performance of, and contribution made by, each individual plan participant. Proposals for awards to be made under the MIP are reviewed by the Management Resources and Compensation Committee and are subject to the Board’s approval.
      The MTIP has been established pursuant to the 2001 Key Employees Incentive Plan (the “2001 KEIP”) and its successor plan, the 2005 Key Employees Incentive Plan (the “2005 KEIP”), each of which authorizes the making of awards of incentive compensation in various forms, out of a pool, subject to such terms, conditions and restrictions as may be determined by the Management Resources and Compensation Committee. Under the MTIP, since 2002 the Management Resources and Compensation Committee has established an incentive fund in accordance with the 2001 KEIP in respect of each financial year from which incentive compensation awards may be made to Executive Officers of the Company. The maximum amount of the incentive fund in respect of any year is equal to (i) 2% of the sum of (a) the consolidated net earnings of the Company and (b) the related provisions for income and mining taxes (the “Award Pool”) for such year and the Award Pools for each of the two immediately preceding years (the “Preceding Years”), less (ii) the aggregate amount of awards actually made from the Award Pools in respect of the Preceding Years. Incentive awards are made under the MTIP in the form of restricted Common Shares, valued at their fair market value on the date of the award, and cash in an amount generally sufficient to cover tax liabilities arising in respect of the award. Under the MTIP, incentive awards are made if the Company’s (1) net earnings in accordance with Canadian generally accepted accounting principles, subject to certain adjustments, including the exclusion of certain unusual charges such as non-cash currency translation adjustments (whether favourable or unfavourable), and (2) return on capital employed generally in relation to the Company’s cost of capital, over a rolling three-year period, meet or exceed specified targets as established by the Management Resources and Compensation Committee. The restricted Common Shares awarded under the MTIP may not be transferred, sold or encumbered for three years following the date of the award, unless the awardee retires during such period. In addition, such Common Shares will generally be subject to forfeiture within that three-year period if such restrictions are violated by the awardee or if the awardee leaves employment voluntarily (other than by reason of retirement or death) or is terminated for cause. The restricted Common Shares will be held by the Company for the three-year period, but the awardee will have all rights as a holder of such shares, including rights to dividends, if any. As at February 17, 2006, 155,931 restricted Common Shares have been awarded under the MTIP and remained subject to restrictions, representing approximately 0.08% of the aggregate number of Common Shares issued and outstanding as at February 17, 2006. While the 2001 KEIP contains no separate ceiling on the number of Common Shares issuable as awards of incentive compensation under that plan, the 2005 KEIP provides that a maximum of 500,000 Common Shares may be issued as awards of incentive compensation, representing approximately 0.26% of the aggregate number of Common Shares outstanding as at February 17, 2006. No MTIP awards may be made under the 2001 KEIP in respect of any financial year after December 31, 2005, but MTIP awards may be made under the 2005 KEIP in respect of any financial year up to and including December 31, 2010.
      Options may be granted under the 2001 KEIP and/or the 2005 KEIP, which succeed certain similar option plans of the Company dating back to 1979. The 2001 KEIP and the 2005 KEIP are administered by the Management Resources and Compensation Committee, which has the discretion to determine which employees of the Company and its subsidiaries will be eligible to receive option awards each year.
      As at February 17, 2006, options to purchase 3,067,425 Common Shares had been awarded under the Company’s equity compensation plans and remained outstanding, representing approximately 1.59% of the aggregate number of Common Shares issued and outstanding as at February 17, 2006. There were 1,706,622 Common Shares available for issuance under the 2001 KEIP and 5,500,000 options/ SARS available for issuance under the 2005 KEIP, representing 0.89% and 2.85%, respectively, of the aggregate number of Common Shares issued and outstanding as at February 17, 2006.
      The terms of the share options granted under the 2001 KEIP and the 2005 KEIP are substantially similar. Both plans provide that (i) the option price may not be less than 100% of the fair market value of the Company’s Common Shares at the time the option is granted (being the average of the high and low trading prices of the Common Shares on the New York Stock Exchange or the Toronto Stock Exchange, as applicable); (ii) all shares purchased must be fully paid for at the time the option is exercised; and (iii) in the event of a share subdivision, share dividend (other than an optional share dividend in lieu of a cash dividend) or other relevant change in capitalization, appropriate adjustment will be made in the number and kind of shares available for or subject to options and in the option price per share under each outstanding option. The 2005 KEIP provides that no option may be exercised more than seven years after it is granted, whereas the 2001 KEIP permitted options to have up to a 10-year term.
      There is no limit on the number of options issuable to insiders or any one person under the terms of the plans. The plans do not specify any particular vesting requirements for options, although historically options typically have vested as to 50% after 6 to 12 months after issuance with the remainder vesting after 18 to 24 months after issuance. Option award agreements typically provide for earlier expiry of options upon termination of employment. Generally, this period is three months following voluntary termination of employment, 24 months in the event of death, and five years in the event of retirement, unless the option expires before then. Options are non-transferable other than by will or the laws of descent and distribution.
      The 2001 KEIP and the 2005 KEIP also authorize the grant of SARs in connection with any share option (either at the time of grant of the share option or at any time thereafter). SARs may also be granted with regard to share options outstanding under certain predecessor plans. In general, a SAR issued in conjunction with a share option provides the option holder with an alternative to exercising his or her share option by entitling such person to surrender unexercised the option to which the right relates (or a portion thereof) and to receive upon such surrender shares which are subject to the share option having an aggregate value equal to the excess of the then fair market value of one such share (being the average of the high and low trading prices of the Common Shares on the New York Stock Exchange or the Toronto Stock Exchange, as applicable) over the purchase price per share specified in the option, multiplied by the number of shares covered by the option (or portion of option) so surrendered. At the election of the Company granting such right, the amount of such appreciation in market value over the option exercise price may be paid in cash rather than in shares, or in a combination of cash and shares (such shares being valued for such purpose at their fair market value at the time of exercise of the SAR). As noted

previously, since the option awards made in February 2004, the Management Resources and Compensation Committee has elected not to award SARs in connection with any share options.
      Under the option plans, if an option terminates or expires unexercised, the shares which were subject to the option may be reoptioned; however, if an option is surrendered unexercised in conjunction with the exercise of a related SAR, the shares subject to the surrendered option may not be reoptioned.
      In the event of a “Change of Control”, as defined in the 2001 KEIP and the 2005 KEIP, all outstanding options and related SARs which have been granted under those plans will become vested and exercisable in full. In addition, the Management Resources and Compensation Committee may, in its sole discretion, (i) cancel any award made to any employee or former employee in the event of any serious breach of conduct by such employee or former employee (including, but not limited to, any conduct prejudicial to or in conflict or competition with any of the businesses of the Company or its subsidiaries) or (ii) if such conduct occurs within one year following the exercise or payment of an award, require the repayment of any gain realized on any exercise of options or related payment received by any such employee or former employee. The foregoing cancellation and repayment provisions will not apply in the event of a “Change of Control” as defined in the 2001 KEIP and the 2005 KEIP.
      The 2001 KEIP and the 2005 KEIP each have a term of five years. The 2001 KEIP is nearing the end of its term and no share options or SARs may be granted under the 2001 KEIP after April 24, 2006. Under the 2005 KEIP, share options and SARs may be granted until April 19, 2010. The Board of Directors may amend the 2005 KEIP without Shareholder approval except in the circumstances described below. Shareholder approval of an amendment will be required if the amendment would increase the number of shares which may be subject to options or would otherwise materially increase the cost of the 2005 KEIP, but no amendment can provide for repricing of any share options. The Board of Directors may suspend or terminate the 2001 KEIP and/or 2005 KEIP at any time.
Securities Authorized for Issuance Under the Company’s Equity Compensation Plans
      The number of Common Shares of Inco that may be issued upon the exercise of outstanding options, warrants and rights under the Company’s equity compensation plans at December 31, 2005, the weighted average exercise price of such options, warrants and rights, and the number of Common Shares remaining available for future issuance under such equity compensation plans are shown in the following table:

(C)
Number of Remaining
	(A)		Securities Available
	Number of Securities	(B)	for Future Issuance
	to be Issued Upon	Weighted Average	Under Equity
	Exercise of	Exercise Price of	Compensation Plans
	Outstanding	Outstanding	(Excluding Securities
	Options, Warrants	Options, Warrants	Reflected in Column
Plan Category	and Rights(1)	and Rights	(A))(2)

Equity compensation plans approved by security holders	3,116,261	$30.98	7,773,950
Equity compensation plans not approved by security holders	—	—	—

Total	3,116,261	$30.98	7,773,950

(1)	Consists of Common Shares authorized for issuance upon the exercise of options outstanding as of December 31, 2005 under (i) the 1993 and 1997 Key Employee Incentive Plans which have expired and under which no further options may be granted, (ii) the 2001 Key Employees Incentive Plan (the “2001 KEIP”), (iii) the 2005 Key Employees Incentive Plan (the “2005 KEIP”), and (iv) the 2002 Non-Employee Director Share Option Plan (the “2002 NEDSOP”) which was suspended by Inco’s Board of Directors as of February 3, 2004.

(2)	Consists of Common Shares authorized for issuance as of December 31, 2005 pursuant to the exercise of options which may be granted under the 2001 KEIP (1,773,950) and the 2005 KEIP (5,500,000) or pursuant to restricted share awards under the 2005 KEIP (500,000). Does not include 200,000 Common Shares available for future issuance under the 2002 NEDSOP, given the Board’s decision to suspend option grants under that plan. The 2001 KEIP is nearing the end of its term. No share options/SARs may be granted under the 2001 KEIP after April 24, 2006 and no incentive compensation awards may be made under the 2001 KEIP in respect of any financial year after December 31, 2006.

Share Option Grants and Exercises by the Named Executive Officers
      The table below sets forth information related to grants of options in 2005 to the Chairman and Chief Executive Officer and to each of the four next most highly compensated Executive Officers of the Company.

OPTION GRANTS IN 2005

	Individual Grants

	Number of	% of Total
	Securities	Options
	Underlying	Granted to	Exercise or
	Options	Employees	Base Price	Expiration	Grant Date
Name	Granted(#)(1)	in 2005	($/share)(2)	Date	Value(U.S.$)(3)

Scott M. Hand	54,000	5.10%	$39.67	2/21/2015	$660,935
Peter C. Jones	37,000	3.49%	$39.67	2/21/2015	$452,863
Peter J. Goudie	26,000	2.45%	$39.67	2/21/2015	$318,228
Stuart F. Feiner	26,000	2.45%	$39.67	2/21/2015	$318,228
Ronald C. Aelick	22,000	2.08%	$39.67	2/21/2015	$269,270

(1)	Half of the options became exercisable on August 22, 2005 and the remaining half will become exercisable on August 22, 2006.

(2)	The exercise price of the options is the average of the high and low sales prices for the Common Shares reported on the New York Stock Exchange on February 22, 2005, the date of the grant.

(3)	This estimate of value has been developed for the purpose of comparative disclosure in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and is consistent with the assumptions that the Company is using for Statement of Financial Accounting Standards (“SFAS”) 123 reporting purposes. The estimated value has been determined by application of the Black-Scholes option pricing model, based upon the terms of the option grant and the Company’s share price performance history as at the date of the grant. The key assumptions used in this model (as at February 25, 2005) are as follows: dividend yield: 0%; volatility: 34.8%; risk-free rate of return: 3.62%; and expected exercise period: 3.6 years. No adjustment has been made for risk of forfeiture or limitations on transferability. The assumptions used in the valuation are based upon experience and are not a forecast of future stock price or volatility or of future dividend policy.
     The table below sets forth information concerning exercises of options and related SARs in 2005 by the Chairman and Chief Executive Officer and each of the four next most highly compensated Executive Officers of the Company.

AGGREGATED OPTION/ SAR EXERCISES IN 2005 AND
YEAR-END 2005 OPTION/ SAR VALUES

		Value	Number of Securities	Value of Unexercised
	Common	Realized	Underlying Unexercised	“In the Money”
	Shares	on	Options/SARs at	Options/SARs at
	Acquired on	Exercise	Year-End 2005 (#)	Year-End 2005($)
Name	Exercise(#)	($)(1)	(Exercisable/Unexercisable)	(Exercisable/Unexercisable)(2)

Scott M. Hand	202,000	3,680,400	281,000/27,000	4,357,760/105,300
Peter C. Jones	148,100	3,155,072	154,300/18,500	2,694,276/72,150
Peter J. Goudie	0	0	296,000/13,000	6,562,310/50,700
Stuart F. Feiner	85,000	1,192,530	49,000/13,000	415,990/50,700
Ronald C. Aelick	16,000	115,200	84,000/11,000	1,037,240/42,900

(1)	The amounts shown represent the difference been the aggregate value of the Common Shares underlying the exercised options/SARs (based on the average of the high and low sales prices of the Common Shares on the New York Stock Exchange on the date of exercise) and the aggregate exercise price of such options/SARs.

(2)	For the purposes of this table, options/SARs are “in-the-money” if the closing price of the Common Shares on the New York Stock Exchange on December 30, 2005 (being $43.57) is greater than the exercise price of the options/SARs.
Termination of Employment and Change in Control Arrangements
      In order to encourage them to remain in the Company’s service, the Company has entered into agreements with each of the named Executive Officers which entitle them, in the event of (i) involuntary termination of employment (except for cause) or resignation under circumstances making such resignation not wholly voluntary

(“Good Cause Resignation”) or (ii) involuntary termination of employment (except for cause) or a Good Cause Resignation within two years following a change in control of the Company (as defined in the agreements), to continue to receive salary and certain other payments and benefits (including payments to which they would be entitled under certain incentive plans as a result of a change in control and participation in medical, insurance and certain other benefit plans) for a severance period not exceeding 36 months, and to exercise for a period of up to five years any vested or unvested share options and related SARs outstanding as of the date of an involuntary termination of employment or Good Cause Resignation. These agreements also provide that, during such severance period, each such Executive Officer will continue to receive applicable age and service credits under the Company’s non-qualified retirement plans discussed below but such retirement benefits would generally not be payable until the expiration of such severance period, and will also be entitled to certain gross up payments in respect of certain U.S. excise taxes, if applicable, payable under these agreements as a result of an involuntary termination or Good Cause Resignation following a change in control under (ii) above. The rights outlined in this paragraph are in lieu of any rights which such individual would have had at common law and are in addition to rights which such individual may have upon an involuntary termination of employment pursuant to other benefit plans (other than severance plans) of the Company.
      The Company has also entered into agreements with each of its other Executive Officers under which such Executive Officers will be entitled, in the event of involuntary termination of employment (except for cause) or Good Cause Resignation within two years following a change in control of the Company (as defined in such agreements), to receive substantially the same compensation and other benefits as those referred to in the preceding paragraph. Such rights are in lieu of any rights which such Executive Officers would have had at common law and are in addition to rights which they may have upon an involuntary termination of employment pursuant to other benefit plans (other than severance plans) of the Company.
Retirement Plans
      Officers of the Company participate in the Company’s non-contributory retirement plans which provide retirement income and a 50% surviving spouse’s pension based on years of service and the employee’s average annual compensation for the highest-paid five years of the last ten years of service (“Final Average Annual Compensation”) under a formula reflecting the Company’s contributions to applicable social security systems. Final Average Annual Compensation for any year includes target bonus awards established and approved by the Management Resources and Compensation Committee and approved by the Board of Directors under the Company’s annual MIP in lieu of actual bonus awards. A number of other factors may influence pension benefits payable under such retirement plans, including age at retirement.
      Canadian and U.S. legislation place certain limits on the amount of pensions which may be paid out of, and the maximum compensation that may be recognized in determining benefits under, tax-qualified plans, such as the Company’s regular retirement plans. In the event that the pension benefit of any employee of the Company, including any Officer, exceeds such statutory limits, that excess portion of his or her pension benefit would be paid by the Company in accordance with the terms of certain supplemental retirement benefits agreements and other non-qualified arrangements. Such agreements and non-qualified arrangements also provide that the total pension benefit payable to an Officer at normal retirement age with at least 20 years of service may not be less than 50% or more than 75% of such Officer’s Final Average Annual Compensation (except in the case of an Officer who has met retirement eligibility but not reached normal retirement age where a proration factor will apply to reduce the total benefits to below the 50% minimum if an Officer chooses to receive pension benefits prior to normal retirement age).

      The following table illustrates the net amount of the maximum annual pension, computed without any adjustment for survivor benefits and after integration of applicable governmental benefits, for an employee retiring at age 65 as of January 1, 2006 who has not elected any optional form of payment that would be available to certain Officers to increase the normal 50% surviving spouse’s pension under the relevant tax-qualified plan. Any such elections would reduce the annual pension payable to the employee.

PENSION PLAN TABLE

	Approximate Maximum Annual Pension
	Years of Credited Service(2)
Final Average Annual
Compensation(1)	10	15	20	25	30	35	40	45

600,000	87,800	131,700	175,600	219,500	263,400	307,300	351,700	396,200
800,000	117,800	176,700	235,600	294,500	353,400	412,300	471,700	531,200
1,000,000	147,800	221,700	295,600	369,500	443,400	517,300	591,700	666,200
1,200,000	177,800	266,700	355,600	444,500	533,400	622,300	711,700	801,200
1,400,000	207,800	311,700	415,600	519,500	623,400	727,300	831,700	936,200
1,600,000	237,800	356,700	475,600	594,500	713,400	832,300	951,700	1,071,200
1,800,000	267,800	401,700	535,600	669,500	803,400	937,300	1,071,700	1,206,200
2,000,000	297,800	446,700	595,600	744,500	893,400	1,042,300	1,191,700	1,341,200
2,200,000	327,800	491,700	655,600	819,500	983,400	1,147,300	1,311,700	1,476,200
2,400,000	357,800	536,700	715,600	894,500	1,073,400	1,252,300	1,431,700	1,611,200
2,600,000	387,800	581,700	775,600	969,500	1,163,400	1,357,300	1,551,700	1,746,200
2,800,000	417,800	626,700	835,600	1,044,500	1,253,400	1,462,300	1,671,700	1,881,200
3,000,000	447,800	671,700	895,600	1,119,500	1,343,400	1,567,300	1,791,700	2,016,200

(1)	The compensation covered by the retirement plans is composed of base salary and target bonus awards which may be payable under the Company’s annual MIP (described under “Incentive Compensation Plans” on page 27).

(2)	At age 65, Messrs. Hand, Jones, Goudie, Feiner and Aelick will have 34, 16, 43, 37 and 41 years of credited service, respectively. As of February 17, 2006, Messrs. Hand, Jones, Goudie, Feiner and Aelick had 32, 9, 35, 30 and 33 years of credited service, respectively. Two of these officers have certain rights under supplemental retirement benefit agreements to elect to receive their pension in a lump sum, calculated based upon years of credited service and the prevailing discount rate.
     The aggregate cost to the Company in 2005 of all pension benefits proposed to be paid under the Company’s regular retirement plans and agreements and arrangements referred to above covering payments in excess of statutory limits to all of the Officers of the Company as a group upon retirement at age 65 is estimated to be $3.5 million.
Security Reserve Plans
      The Company provides a system of defined contribution savings plans, which it refers to as “security reserve plans”, for employees located at its major operations in Canada and the United States. The plans are open to substantially all of the Company’s salaried employees, including Officers, and to certain other employees. Non-employee Directors are not eligible to participate in the security reserve plans.
      Under the Canadian plans, the majority of eligible employees may elect to contribute from 1% to 6% of their base pay. Subject to statutory limitations, the Company may elect to match a given percentage of such contributions, depending upon the age and years of service of the employee. Company contributions for participating employees increase gradually from a matching level of up to 50% for employees under age 40 who have less than 15 years of service to a matching level of up to 100% for employees aged 62 or over or who have 37 or more years of service. In addition, participating employees may contribute amounts over and above 6% of base pay up to specified limits. The Company does not make matching contributions with respect to such additional contributions.
      Under the U.S. plans, subject to certain limitations, eligible employees may contribute up to 16% of their gross compensation. Employees age 50 or over who have made the maximum pre-tax contribution may contribute certain additional amounts. The Company will make matching contributions equal to 100% of employee contributions up to 3% of the employee’s gross compensation up to certain limits and 50% of additional employee contributions over the 3% level and not exceeding 5% of the employee’s gross compensation, up to certain limits. Employee contributions in excess of 5% of gross compensation and additional contributions made by employees age 50 and over are not matched by the Company.
      The security reserve plans are administered by their respective boards of administration, but recordkeeping and trust services are provided by outside plan administration firms. Plan assets are managed by professional fund managers and participating employees may elect to have their contributions invested in a number of mutual fund and other investment vehicles. Funds in these plans become distributable as to vested amounts upon retirement, death or other termination of employment, or upon discontinuance of the particular plan. Subject to certain conditions, a participating employee may also make withdrawals of and borrow against his or her contributions under such plans during employment.
Life Insurance
      A standard group life insurance plan provides eligible employees of the Company, including Officers, with life insurance during retirement in an amount of not more than 50% of their final annual salary. The Company provides supplemental life insurance (“Supplemental Insurance”) to certain Officers in an amount up to 75% of final annual salary, for a total not to exceed 125% of such salary. This Supplemental Insurance coverage applies from the earlier of age 65 or the date of any involuntary termination, and continues to age 70. Beginning at age 70, the Supplemental Insurance is progressively reduced in annual amounts until age 74 to a floor of 25% of final annual salary, at which time the combined supplemental and standard life insurance becomes and remains at not more than 75% of final annual salary.
Directors and Officers Liability Insurance
      The Directors and Officers of the Company as a group are insured against certain liabilities pursuant to directors and officers liability insurance policies maintained by the Company. The general effect of these policies is that if, during the policy period, any claims are made against Directors or Officers of the Company for a wrongful act (as defined) while acting in their capacities as Directors or Officers, the insurers will pay for loss (as defined) which the Directors or Officers shall become obligated to pay, up to a limit of $100,000,000 in a policy year, subject to certain deductibles. The premiums payable by the Company for such insurance for the period July 15, 2005 to July 15, 2006 are $1,840,500.
Compensation Committee Interlocks and Insider Participation in Compensation Decisions
      In 2005, the Management Resources and Compensation Committee of the Board was comprised of David P. O’Brien (Chair), Ronald C. Cambre, Roger Phillips, James M. Stanford (January to July) and Richard E. Waugh (July to December). None of these individuals has ever been an officer or employee of the Company or any of its subsidiaries. None of the Company’s current Executive Officers has served as a member of the compensation committee or as a director of any other entity in respect of which any of the members of the Management Resources and Compensation Committee or any of the other Directors is an executive officer.

REPORT ON EXECUTIVE COMPENSATION
      The Management Resources and Compensation Committee of the Board of Directors (the “MRC Committee”), as part of its duties and responsibilities, continues to exercise broad oversight of the Company’s executive compensation. None of the members of the MRC Committee is or may be an employee of the Company and the Board has determined that each member meets the “independence” requirements as a member of the Board and this Committee under applicable securities laws and stock exchange listing standards, as well as the Governance Guidelines. The members of the MRC Committee currently serve on the following other Committees of the Board:

Member	Service on Other Board Committee(s)

David P. O’Brien (Chair)	Corporate Governance and Nominating Committee
Ronald C. Cambre	Audit Committee, Capital Projects Committee
Roger Phillips	Environment, Health and Safety Committee
Richard E. Waugh	Pension Committee
Approach to Executive Compensation
      The MRC Committee reviews and recommends to the Board for its approval the Company’s compensation policies. The MRC Committee also makes recommendations to the Board of Directors, after taking into account the evaluation of the performance of the Chairman and Chief Executive Officer by the Corporate Governance and Nominating Committee and the full Board, concerning the compensation proposed to be paid to the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the other Executive Officers of the Company, as well as awards proposed to be made to them under the Company’s incentive plans. The MRC Committee also reviews the Company’s management development programs, its succession plans relating to senior management and all of the key performance targets or thresholds developed for purposes of the Company’s incentive plans. As a means of assisting the MRC Committee, the Company retains external compensation consultants. In 2005, the Company retained Hay Group Limited, a compensation consulting firm, to provide data regarding compensation levels for executive officers at comparable Canadian companies. Hay Group Limited also provided similar services with respect to compensation for non-executive-level employees. In addition, the MRC Committee may retain its own compensation and other consultants in meeting its duties and responsibilities, including those with respect to the Company’s compensation policies, executive compensation and the design, scope and appropriateness of the Company’s incentive plans.
      The policy of the Company and the MRC Committee with respect to the compensation of the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the other Executive Officers and other Officers of the Company continues to be based upon the principles that compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business and long-term shareholder value; (2) provide a strong incentive for Executive and other Officers and key employees to achieve the Company’s goals and grow long-term shareholder value; and (3) ensure that the interests of management and the Company’s shareholders are aligned.
      The compensation paid to the Chairman and Chief Executive Officer and the other Executive Officers of the Company consists of base salary and performance-oriented incentive compensation. Incentive compensation is contingent upon the performance of the Company and the individual’s contribution toward that performance. The MRC Committee’s current policy is that approximately 60% to 70% of the overall compensation of the Chairman and Chief Executive Officer and the President and Chief Operating Officer, and in the range of 50% to 60% in the case of the other Executive Officers, be related to and contingent upon Company performance and thus be “at risk”.
Base Salaries
      Annual base salary levels for Executive Officers are normally established on a preliminary basis for each year utilizing external surveys of base salaries paid to executive officers having comparable responsibilities at other Canadian companies engaged in the same or similar lines of business as the Company with the objective of having base salaries be competitive. Actual base salaries are then established by the MRC Committee and approved by the Board based upon the average salary levels so established and an assessment of each Executive Officer’s actual performance during the prior year. At its meeting in February 2005, the MRC Committee approved base salary increases, effective March 1, 2005, in the range of approximately 2.6% to 5.0% (in Canadian dollars, the currency in which these salaries are paid) for the Executive Officers and other Officers of the Company. While base salaries are intended to be competitive, the MRC Committee has continued to focus compensation on the performance and growth of the Company and maximizing long-term shareholder value. Salaries paid to the named Executive Officers in 2005 are reflected in the “Summary Compensation Table” on page 26.
Incentive Compensation
      Incentive compensation of the Executive Officers consists of (1) short-term incentive compensation in the form of annual cash bonuses under the Company’s annual MIP, (2) longer-term incentive compensation in the form of awards of restricted Common Shares and cash generally sufficient to cover tax liabilities in respect of such awards under the MTIP, and (3) longer-term incentive compensation in the form of awards of share options under the 2001 KEIP and its successor plan, the 2005 KEIP. This structure reflects the MRC Committee’s policy that the Company’s longer-term incentive compensation plans should depend in part on the price performance of the Common Shares, as in the case of the share option awards, but should also be performance-based, as in the case of the restricted share awards. As has been noted previously, in February 2004 the MRC Committee evaluated the split between restricted shares awards under the MTIP and share option grants under the 2001 KEIP and determined, in enhancing the alignment of incentive compensation with long-term shareholder value, to increase the target award levels relating to restricted share awards under the MTIP for the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the other Executive Officers and to reduce the number and value, based upon the Black-Scholes option pricing model, of share option awards to Executive Officers under the 2001 KEIP. This change has applied to incentive compensation awards since those made in February 2004. This change has also been reflected in the awards levels for the same officers relating to the restricted share awards under the MTIP, as discussed under “Awards Under MTIP” below, since those made for the three-year period ended December 31, 2004. The MIP, the MTIP and the 2001 KEIP are each described in further detail under “Incentive Compensation Plans” beginning on page 27.
Annual MIP Awards
      Cash bonus awards under the Company’s annual MIP depend upon whether the Company and its principal operating units have met or exceeded certain financial and operating targets established for the applicable year by the MRC Committee, as well as individual performance. The financial targets relate to the Company’s net earnings and the Company’s return on capital employed (“ROCE”), in each case subject to adjustments as determined by the MRC Committee. Subject to any adjustments approved by the MRC Committee, ROCE generally represents the Company’s pre-tax earnings from operations divided by the sum of the Company’s shareholders’ equity, minority interest and long-term (including convertible) debt, net of cash and cash equivalents and the carrying value of the Company’s investments in its Voisey’s Bay and Goro projects, all as calculated in accordance with Canadian generally accepted accounting principles. The 2005 MIP was approved by the MRC Committee in February 2005 and provided, as in the case of previous years’ MIPs, for a weighting of operating unit targets and individual performance, with payments of bonuses increasing in step with increases in the Company’s ROCE. Target award levels established under the 2005 MIP for the Chairman and Chief Executive Officer and the other Executive Officers ranged from 40% to 60% of base salaries, with the possibility of higher awards, subject to certain maximum levels. At its meeting in February 2006, the MRC Committee reviewed the various financial and operating targets to be evaluated under the terms of the 2005 MIP. The applicable financial targets evaluated included the Company’s level of pre-tax earnings from operations and ROCE for 2005. The applicable operating targets included cash flow from operations, operating earnings, production levels, sales volume and margins, meeting or exceeding key milestones for the Company’s development projects, safety and certain other controllable performance targets for each of the Company’s principal operating units. Based upon (i) the fact that virtually all of the key strategic, operating, financial and other targets set forth in the 2005 MIP had been exceeded, (ii) the Company’s very favourable financial performance for 2005, including the level of pre-tax earnings from operations at each of the Company’s principal operating units, and the level of positive cash flow from operations generated in 2005, and (iii) the Company’s ROCE as calculated totaling nearly 46%, based upon both its absolute level and in relation to the target ROCE set forth in the 2005 MIP, the MRC Committee approved cash bonus awards under the 2005 MIP for the Chairman and Chief Executive Officer and other Executive Officers significantly above target award levels and in the range of approximately 105% to 195% of base salaries, as reflected in the “Summary Compensation Table” on page 26.
Awards Under MTIP
      Awards of restricted Common Shares and cash payments generally sufficient to pay the tax liability on the value of such Common Shares under the MTIP are dependent upon the Company’s (1) net earnings in accordance with Canadian generally accepted accounting principles but before certain unusual charges such as non-cash currency translation adjustments (whether favourable or unfavourable) meeting or exceeding specified targets and (2) ROCE meeting or exceeding specified targets generally in relation to the Company’s cost of capital target, in each case over a rolling three-year period. In determining award levels, the MTIP provides for a weighting of these two financial performance measures together with individual performance. Depending upon the extent to which the Company’s actual net earnings as may be adjusted and/or ROCE for the applicable three-year period exceed the target levels set forth in the MTIP, target award levels for the Chairman and Chief Executive Officer and the other Executive Officers would be in the range of between 75% to 125% of base salaries, with higher award levels when either or both financial performance measures substantially exceed target levels, subject to certain maximum award levels. Awards under the MTIP are also dependent on the availability of positive consolidated pre-tax earnings for the applicable three-year period in accordance with the terms of the 2001 KEIP and its successor plan, the 2005 KEIP, representing what is referred to as an Award Pool, as discussed under “Incentive Compensation Plans” on page 27. Based upon the applicable three-year measurement period ended December 31, 2005 for awards payable in February 2006, the three-year average of the Company’s ROCE, as calculated, exceeded the Company’s cost of capital target under the MTIP by over 100%. However, in the case of the second financial performance target, the Company’s net earnings for the applicable three-year period, it did not exceed the three-year target under the MTIP based upon certain assumed metals prices and other assumptions. Taking into account the weighting of these two financial performance measures under the terms of the MTIP, given the degree to which the three-year ROCE target was exceeded, awards in the range of approximately 75% to 185% of base salaries were made to the Executive Officers, as reflected in the “Summary Compensation Table” on page 26.
Share Option Awards
      The MRC Committee recommends to the Board the number of options to be granted to the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the other Executive Officers under the 2001 KEIP and its successor plan, the 2005 KEIP. As discussed above, since February 2004, the MRC Committee has shifted the allocation of incentive awards under the MTIP and share option awards under the 2001 KEIP. In reducing the share option awards beginning in 2004, the MRC Committee has taken into account the value of the option grants based upon the Black-Scholes option pricing model. In making the annual awards of options, the MRC Committee did not consider the aggregate number of the options and SARs already held by the recipients. The options and SARs are exercisable over a period of ten years in order to maximize their incentive value and to enhance the Company’s ability to retain its Executive Officers. The Company has had a longstanding policy prohibiting the repricing of any share options.
Share Ownership Requirements
      In keeping with the principles set forth at the beginning of this report, the MRC Committee established in 2004, based upon the evaluation of data from the Company’s senior human resources personnel and external consultants, share ownership requirements to be met over a five-year period for the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the other members of the Company’s internal Management Committee. Executives have up to five years from when these requirements became effective to meet these minimum ownership requirements. Given the cyclical nature of the Company’s share price, these ownership requirements are based upon the number of shares and not the fair market value of shares. The minimum share ownership requirement for the CEO is 75,000 shares, for the President and Chief Operating Officer, 40,000 shares, and for the other Executive Officers, 17,000 shares.

      In summary, the MRC Committee believes that the Company’s compensation structure appropriately takes into account those factors that are particularly characteristic of the mining and metals industry as a whole, including the cyclicality of the industry, the Company’s comparative performance within that industry, and the individual contributions toward that performance by the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the other Executive Officers and other Officers of the Company.
The Management Resources and Compensation Committee
David P. O’Brien, Chair
Ronald C. Cambre
Roger Phillips
Richard E. Waugh
February 6, 2006

COMPARATIVE SHAREHOLDER RETURN
      The following line graph and succeeding table set forth the total return on the Common Shares of the Company for the period December 31, 2000 through December 31, 2005 assuming a $100 initial investment and the reinvestment of all dividends, as compared to the cumulative returns, assuming a corresponding investment and reinvestment of dividends in respect of the S&P 500 Stock Index, the S&P/ TSX Composite Index and the S&P/ TSX Capped Diversified Metals & Mining Index. For the two S&P/ TSX indices, the table shows an investment in Canadian dollars.
Comparison of Five-Year Cumulative Total Return on Common Shares
December 31, 2000 — December 31, 2005

INDEXED CUMULATIVE RETURN

	2000	2001	2002	2003	2004	2005

Inco Limited	100.00	101.07	126.61	237.59	219.45	276.21
S&P 500 Stock Index(1)	100.00	88.11	68.64	88.33	97.94	102.75
S&P/ TSX Composite Index(2)	100.00	107.41	82.83	104.20	119.29	148.07
S&P/ TSX Capped Diversified Metals & Mining Index(3)	100.00	112.52	122.49	218.77	255.46	376.05

(1)	The S&P 500 Stock Index is a broad market-weighted index of 500 companies designed to provide a measure of U.S. stock market performance. The Company was included in this index until July 2002, when Standard & Poor’s Corporation deleted non-U.S. companies, including the Company, from this index.

(2)	The S&P/ TSX Composite Index is a broad market-weighted index of 300 companies on the Toronto Stock Exchange, including the Company.

(3)	The S&P/ TSX Capped Diversified Metals & Mining Index is a sub-index of the S&P/ TSX Composite Index that presently includes fourteen companies, including the Company. The index is subject to a cap so that no single issue may comprise more than 25% of the index.